

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

James R. Riedman
President and Chief Executive Officer
Phoenix Footwear Group, Inc.
5840 El Camino Real, Suite 106
Carlsbad, CA 92008

> **Re:** **Phoenix Footwear Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed March 31, 2010**
> **File No. 001-31309**

Dear Mr. Riedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1.   We note that you failed to include the exhibits or schedules to Exhibit 10.24 and 10.46. Please file a complete copy of each exhibit with your next Exchange Act report.

2.   We note that the company has entered into employment agreements with Russell Hall and Dennis Nelson. Please file the employment agreements as exhibits with your next Exchange Act report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan at (202) 551-3388 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director